Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 10, dated May 30, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated June 28, 2022, of Landa App 3 LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain information for each series of the Company (each a “Series”, and collectively, the “Series”), as described in the Offering Circular.

LANDA APP 3 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Departure of Certain Officers

On May 22, 2023, Charles Tomlinson resigned as Head of Accounting of Landa Holdings, Inc. (“Landa Holdings”), the manager of Landa App 3 LLC (the “Company”) and each of the registered series thereunder, to pursue other opportunities. Mr. Tomlinson had served as the Principal Financial Officer and Principal Accounting Officer of the Company while in his role as Head of Accounting of Landa Holdings. Mr. Tomlinson’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

Upon Mr. Tomlinson resignation, Yishai Cohen, President and Chief Executive Officer of Landa Holdings, has assumed the roles of Principal Financial Officer and Principal Accounting Officer of the Company. Mr. Cohen is expected to serve in these roles on an interim basis as Landa Holdings conducts a search to identify a new Principal Financial Officer and Principal Accounting Officer.